中信泰富有限公司
BY COURIER
==========

04035708

Exemption No. 82-5232

Date : 20th July, 2004

CITIC PACIFIC

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs,

Re: CITIC Pacific Limited ("the Company")

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, copies of which are enclosed herewith, that the Company since June 21, 2004 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

Thank you for your attention.

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED

Alice Tso
Company Secretary

Encl.
AT/wy/LTR-2280

CITIC Pacific Ltd 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Tel: 2820 2111 Fax: 2877 2771 Email: contact@citicpacific.com Web Site: www.citicpacific.com

Annexure

CITIC Pacific Limited

List of Information that the Company since June 21, 2004 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company

1. Document : Press Announcement regarding Connected Transactions and Continuing Connected Transactions – Concession and Delegation Arrangements in relation to Water Treatment Facilities in Zunyi
   Date : June 23, 2004
   Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE ("HKSE Listing Rules"))

2. Document : Press Announcement regarding Connected Transaction – Establishment of a PRC Joint Venture in Wuxi
   Date : June 24, 2004
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

3. Document : Monthly Return on Movement of Listed Equity Securities
   Date : July 7, 2004
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

4. Document : Statement of Particulars of Subsidiaries
   Date : July 8, 2004
   Entity Requiring Item : Hong Kong Companies Registry

5. Document : Statement of Particulars of Shareholdings in Non-Subsidiary Companies
   Date : July 8, 2004
   Entity Requiring Item : Hong Kong Companies Registry

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(Incorporated in Hong Kong with limited liability)
(Stock Code: 267)

CONNECTED TRANSACTION

ESTABLISHMENT OF A PRC JOINT VENTURE IN WUXI

The Board announces that on 24 June 2004, Noble Full (a wholly owned subsidiary of CITIC Pacific), Jiangyin Steel Mill and Bright Trinity entered into the JV Contract and Articles of Association for the establishment of New JV, a new joint venture company. Upon its establishment, New JV will be owned as to approximately 80% by Noble Full, 11.7% by Jiangyin Steel Mill and approximately 8.3% by Bright Trinity.

The total investment and the registered capital of New JV amount to US$29,800,000 (approximately HK$232,440,000) and US$11,920,000 (approximately HK$92,976,000) respectively. The total commitment of the Group in New JV is approximately US$23,840,000 (approximately HK$185,952,000) which represents more than 0.1% but less than 2.5% of the consideration ratio calculated pursuant to Rule 14.07(4) of the Listing Rules.

Jiangyin Steel Mill is a substantial shareholder of various subsidiaries of the Company engaging in steel manufacturing business. A director of the said subsidiaries holds a 42.8% interest in Bright Trinity and together with 2 other directors of the said subsidiaries collectively hold a 82% interest in Bright Trinity. As such, the establishment of New JV constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. Details of the joint venture arrangement will be included in the 2004 annual report and accounts of the Company.

JV CONTRACT AND ARTICLES OF ASSOCIATION OF NEW JV

Date: 24 June 2004

Parties:
(1) Noble Full, a wholly-owned subsidiary of the Company
(2) Jiangyin Steel Mill, a substantial shareholder of Steel Subsidiaries (as defined below) and thus, a connected person (as defined in the Listing Rules) of the Company
(3) Bright Trinity, an associate of a director of Steel Subsidiaries and thus, a connected person (as defined in the Listing Rules) of the Company

Business: To engage in the production and sale of ferrous metal materials.

Total Investment: US$29,800,000 (approximately HK$232,440,000)

Registered Capital: US$11,920,000 (approximately HK$92,976,000), contributed as to:
(1) approximately 80% by Noble Full;
(2) 11.7% by Jiangyin Steel Mill; and
(3) approximately 8.3% by Bright Trinity.

The capital contribution of Noble Full, Jiangyin Steel Mill and Bright Trinity will be made in cash in accordance with their respective shareholding interest in New JV as soon as practicable upon the formation of New JV. The capital contribution of the Parties will be funded by their own internal resources. As at the date of this announcement, the Parties do not have any plan to make capital contribution to New JV beyond the registered capital.

Transfer by one Party of its interest in New JV is subject to the pre-emptive rights of the other Parties.

Term: 50 years from the date of issue of the business licence of New JV. During the 6 month period before the expiration of the term, with the unanimous consent of the directors at the board meeting of New JV, New JV may apply to the relevant PRC authority for an extension of the term of New JV. New JV will apply for a business licence after the JV Contract and the Articles of Association have been entered into.

JV Board: The board of directors of New JV will consist of 9 directors. Noble Full will nominate 7 directors to JV Board and each of Jiangyin Steel Mill and Bright Trinity, 1 director. The chairman of the board will be appointed by Noble Full.

Conditions: The JV Contract and the Articles of Association are conditional upon all necessary approvals from the relevant PRC authorities having been obtained. The JV Contract does not specify any date by which such approvals must be obtained.

The shareholding structure upon the establishment of New JV is as follows:–


Noble Full
Jiangyin Steel Mill
Bright Trinity
80%
11.7%
8.3%
New JV

The terms of the JV Contract and Articles of Association have been arrived at after arm's length negotiations. Pursuant to the JV Contract and Articles of Association, the profit-sharing arrangement will be in proportion of the respective contribution in the registered capital of New JV by each Party.

INFORMATION ON THE PARTIES

The principal businesses of the Group comprise the provision of basic infrastructure in Hong Kong and Mainland China including aviation, civil infrastructure, communications, power generation, distribution of motor vehicles and consumer products, property and industrial manufacturing.

Jiangyin Steel Mill and Bright Trinity are investment holding companies.

REASONS FOR AND BENEFITS OF THE TRANSACTION

CITIC Pacific's long term objective remains to develop a large diversified business focusing on infrastructure. Steel manufacturing is a key element of CITIC Pacific's industrial portfolio. The formation of New JV provides an opportunity for the Group to invest in and further expand its steel manufacturing business in the PRC.

The Directors (including the independent non-executive directors) consider that the terms of the JV Contract and Articles of Association are normal commercial terms and are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

GENERAL

Jiangyin Steel Mill is a substantial shareholder of various subsidiaries of the Company engaging in steel manufacturing business ("Steel Subsidiaries"). A director of the Steel Subsidiaries holds a 42.8% interest in Bright Trinity and together with 2 other directors of the Steel Subsidiaries collectively hold a 82% interest in Bright Trinity. To the best of the Directors' knowledge, information and belief, other than the respective shareholding interests in Bright Trinity and directorship in the Steel Subsidiaries, the said directors of the Steel Subsidiaries are not interested in any business which competes or likely to compete with the Company's steel manufacturing business.

The establishment of New JV constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. Details of the joint venture arrangement will be included in the 2004 annual report and accounts of the Company.

DEFINITIONS

"Articles of Association"	the articles of association of New JV entered into on 24 June 2004 among the Parties
"Board"	the board of directors of the Company
"Bright Trinity"	Bright Trinity Enterprises Ltd. (天水投資有限公司), a company incorporated under the laws of British Virgin Islands
"Company" or "CITIC Pacific"	CITIC Pacific Limited
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Jiangyin Steel Mill"	江陰鋼廠, a municipal collectively-owned enterprise (市屬集體所有制企業) established under the relevant laws of the PRC
"JV Board"	the board of directors of New JV
"JV Contract"	the joint venture contract entered into on 24 June 2004 among the Parties in relation to the establishment of New JV
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"New JV"	the joint venture company to be established in Wuxi in the PRC, which will be owned as to approximately 80% by Noble Full, 11.7% by Jiangyin Steel Mill and approximately 8.3% by Bright Trinity
"Noble Full"	Noble Full Company Limited (樂明有限公司), a company incorporated under the laws of British Virgin Islands and a wholly-owned subsidiary of the Company
"Parties"	collectively, Noble Full, Jiangyin Steel Mill and Bright Trinity, being parties to the JV Contract, and "Party" means any one of them
"PRC"	the People's Republic of China
"Shareholders"	the shareholders of the Company from time to time
"US$"	United States dollars, the lawful currency of the United States of America

By Order of the Board
Alice Tso Mun Wai
Company Secretary

Hong Kong, 24 June 2004

Unless otherwise stated, the exchange rates of US$ to HK$ quoted in this announcement adopt the rate of US$1 equivalent to HK$7.8.

As at the date hereof, the executive directors of the Company are Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Vernon Francis Moore, Peter Lee Chung Hing, Norman Yuen Kee Tong, Yao Jinrong, Chang Zhenming, Li Shilin, Carl Yung Ming Jie and Liu Jifu. The non-executive directors are Willie Chang, André Desmarais and Peter Kruyt (alternate director to André Desmarais). The independent non-executive directors are Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

CITIC PACIFIC

CITIC Pacific Limited
中信泰富有限公司

(incorporated in Hong Kong with limited liability)
(Stock Code: 267)

CONCESSION AND DELEGATION ARRANGEMENTS IN RELATION TO WATER TREATMENT FACILITIES IN ZUNYI –
CONNECTED TRANSACTIONS AND CONTINUING CONNECTED TRANSACTIONS

The Directors announce that on 18 June 2004, CGDE and the Group (together on behalf of both JV Companies) entered into the Delegation Agreement in relation to certain delegation arrangements for the operation and maintenance of water treatment facilities in Zunyi in the Guizhou Province of the PRC. Such rights to operate and maintain the water treatment facilities were granted to Asset Company by the authorized representative of the Zunyi Municipal People's Government pursuant to the Concession Agreement.

The JV Companies will be established in accordance with the Investment Agreements and Articles of Association between the Group and CGDE. Upon the formation of the JV Companies, the JV Companies shall enter into the Concession Novation Agreement and the Delegation Novation Agreement to take up the rights and obligations under the Concession Agreement and the Delegation Agreement respectively.

The Novation Agreements and the Delegation Arrangements will constitute connected transactions and continuing connected transactions of the Company which are exempt from the independent shareholders approval requirements under the Listing Rules respectively.

The Novation Agreements and the Delegation Agreement have been negotiated on an arm's length basis and will be or has been entered into in the ordinary and usual course of business of the Company. The Board (including the independent non-executive directors) considers that the terms of the Novation Agreements, the Delegation Agreement and the Cap in relation to the Delegation Arrangements are fair and reasonable and in the interests of the Company and its shareholders as a whole.

The grant of the rights to operate and maintain the Facilities by ZMPG to Asset Company for up to 35 years is subject to the delegation to Operation Company of the right to operate, maintain, rehabilitate and upgrade the Facilities. To ensure the fulfillment of such condition, the parties to the Delegation Agreement have agreed that the term of the Delegation Arrangement should be identical to the Concession Period which is up to 35 years. An independent financial adviser has been appointed to comment on the duration of the Delegation Agreement. Details of the opinion of the independent financial adviser have been set out in paragraph III.3 of this announcement.

I. BACKGROUND

The Directors announce that on 18 June 2004, CGDE and the Group (together on behalf of each JV Company) entered into the Delegation Agreement in relation to certain delegation arrangements for the operation and maintenance of water treatment facilities in Zunyi in the Guizhou Province of the PRC. Such rights to operate and maintain the water treatment facilities were granted to Asset Company by the authorized representative of the Zunyi Municipal People's Government pursuant to the Concession Agreement (described in detail in paragraph II.1 below).

The JV Companies will be established in accordance with the Investment Agreements and the Articles of Association between the Group and CGDE (then an independent third party of the Company). The Group and CGDE will be interested in 75% and 25% of Asset Company and 25% and 75% of Operation Company respectively. Upon the formation of the JV Companies, the JV Companies shall (a) undertake to perform the Concession Agreement in place of CGDE by entering into the Concession Novation Agreement (described in detail in paragraph II.2 below) and (b) undertake to perform the Delegation Agreement in place of CGDE and the Group by entering into the Delegation Novation Agreement (described in detail in paragraph III.2 below).

The Concession Novation Agreement and the Delegation Novation Agreement will constitute connected transactions of the Company under Rule 14A.32 of the Listing Rules and are exempt from independent shareholders approval requirements. The Delegation Arrangements will constitute continuing connected transactions of the Company under Rule 14A.34 of the Listing Rules and are exempt from independent shareholders approval requirements.

The background of the Concession Agreement and the Concession Novation Agreement, the Delegation Agreement and the Delegation Novation Agreement, and the Delegation Arrangements are described in detail below.

II. CONCESSION ARRANGEMENTS IN RELATION TO WATER TREATMENT FACILITIES IN ZUNYI

1. Concession Agreement

Date:
9 April 2004

Parties:
(i) ZMPG (on behalf of the Zunyi Municipal People's Government)
(ii) CGDE (on behalf of the JV Companies yet to be formed), an independent third party of, and not a connected person (as defined under the Listing Rules) to, the Company before the formation of JV Companies.

Subject matter:
ZMPG granted to Asset Company the sole and exclusive right during the Concession Period to (a) acquire the Facilities at RMB152,000,000 pursuant to the Asset Purchase Agreement, (b) operate, maintain, rehabilitate and upgrade the Facilities, and (c) treat Raw Water supplied under the Raw Water Supply Agreement, supply Treated Water pursuant to the Offtake Agreement and provide related customer services. The Facilities are situated in Zunyi in the Guizhou Province of the PRC. The grant of the above rights is subject to the delegation to Operation Company of the exclusive right to operate, maintain, rehabilitate and upgrade the Facilities.

Pursuant to the Concession Agreement, ZMPG also granted to Asset Company and/or Operation Company an exclusive option to acquire, operate and maintain the Pipe Network , receive payments for services relating to the Pipe Network and provide customer services relating to the supply of Treated Water ("**Option**"). The Option is exercisable by a written notice served within 2 months before expiration of the second anniversary of the Concession Period. Upon receipt of the said notice to exercise, ZMPG shall enter into exclusive negotiations with the JV Companies for the purpose of agreeing on the terms of the Option (including the consideration for exercising the Option) within one year thereafter, failing which the Option shall lapse.

Concession Period and handover:
The Concession Period shall commence within 3 months from the date of the Concession Agreement subject to the fulfillment or waiver of all conditions precedent thereto (as described in the following paragraph) ("**Effective Date**") , and end on the 30th anniversary thereafter, and can be extended for 5 years or as agreed by the parties. Upon the expiry of the Concession Period or 7 days after the service of a termination notice by either party, the JV Companies will transfer to ZMPG at no cost all title and rights they have in or with regard to the Facilities, and Asset Co will provide a letter of credit for RMB3 million valid for 1 year after the handover to ZMPG (or as it shall direct) as a performance guarantee against any major breakdown in the Facilities directly caused by Operation Company.

Conditions precedent:
The Concession Agreement is conditional upon, among other things, the Project Documents, the Investment Agreements and the Delegation Agreement having been signed and being in full force and effect, the respective conditions thereunder having been met (or waived, as the case may be) and the business licences of JV Companies having been issued. The Concession Agreement shall be terminated if the conditions precedent cannot be fulfilled within 12 months after the signing of the Concession Agreement. As at the date of this announcement, each of the Concession Agreement, the Asset Purchase Agreement, the Raw Water Supply Agreement, the Offtake Agreement, the Investment Agreements and the Delegation Agreement have already been signed but are still subject to approval of the relevant PRC governmental authorities.

2. Concession Novation Agreement

Date:
To be entered into upon the formation of the JV Companies

Parties:
(i) ZMPG (on behalf of the Zunyi Municipal People's Government)
(ii) Asset Company, owned as to 75% by the Company upon its establishment
(iii) Operation Company, owned as to 75% by CGDE and a connected person of the Company upon its establishment
(iv) CGDE, a connected person of the Company after the entering into of the Investment Agreements
(v) Zunyi Water

Subject matter:
After the issuance of the business licences of the JV Companies, the rights of and obligations assumed by CGDE under the Concession Agreement on behalf of Asset Company and Operation Company shall be novated to Asset Company and Operation Company respectively, and the JV Companies undertake to perform the Concession Agreement and the other Project Documents in place of CGDE.

III. DELEGATION OF OPERATION AND MAINTENANCE OF WATER TREATMENT FACILITIES IN ZUNYI

1. Delegation Agreement
(as supplemented by a supplemental agreement)

Date:
18 June 2004

Parties:
(i) Noble Field (a wholly owned subsidiary of the Company) and CGDE, together on behalf of Asset Company yet to be formed
(ii) Unison Environmental (a wholly owned subsidiary of the Company) and CGDE, together on behalf of Operation Company yet to be formed

Subject matter:
Upon its establishment, Asset Company shall delegate its sole and exclusive right to operate, maintain, rehabilitate and upgrade the Facilities to Operation Company during the Concession Period.

Term:
To commence on the Effective Date, and end on the expiry of the Concession Period.

Conditions precedent:
The Delegation Agreement is conditional upon, among other things, the Project Documents having been signed and being in full force and effect, all conditions precedents thereto having been met (or waived, as the case may be) and Asset Company having secured all financing which may be required for or in connection with implementation of the project contemplated under the Project Documents on terms satisfactory to Asset Company. As at the date of this announcement, each of the Delegation Agreement, the Concession Agreement, the Asset Purchase Agreement, the Raw Water Supply Agreement, the Offtake Agreement and the Investment Agreements have already been signed but are still subject to approval of the relevant PRC governmental authorities.

Delegation fee:
Subject to the fee adjustment mechanism described below, Asset Company shall pay to Operation Company a monthly delegation fee in RMB consisting of:

(a) the basic delegation fee for the basic volume of treated water planned to be purchased (**"Basic Volume"**) (**"Basic Delegation Fee"**), which is calculated according to the annual budget for the Basic Volume and the appropriate fee per cubic meter, from approximately RMB33 million for the first operating year, increasing gradually to approximately RMB46 million in the fifth year and thereafter at approximately RMB44 million each year; and

(b) the additional delegation fee for the actual daily volume of treated water supplied by Operation Company in excess of the Basic Volume (**"Excess Volume"**) (**"Additional Delegation Fee"**), which is calculated according to the Excess Volume at RMB0.28 per cubic meter.

Costs of Scheduled Rehabilitations, Upgrades and Studies:
Asset Company shall also reimburse Operation Company of the costs of scheduled rehabilitations, upgrades and studies. The total budgeted costs in the first and second operating years is RMB14.2 million. Costs of scheduled rehabilitations, upgrades and studies in subsequent years shall be determined based on actual operational needs and shall be subject to Asset Company's prior approval.

Fee adjustment mechanism:
Each of the Basic Delegation Fee an e Additional Delegation Fee is subject to *adjustment by way of an index-based adjustment formulae for reflecting the impact of* the fluctuation of the relevant underlying cost for operating the Facilities. Furthermore, the Basic Delegation Fee and Additional Delegation Fee are also subject to downward adjustment to the extent of half of the saving on the PRC income tax payable by Operation Company if preferential tax treatment or rates are granted to the Operation Company. Such preferential tax treatment or rates may or may not be granted to the Operation Company.

Either party may request a re-examination and rebasing of the Basic Delegation Fee, the Additional Delegation Fee, the said adjustment formula and the terms of the Delegation Agreement in certain circumstances including, there being a request to supply Treated Water in excess of the designed capacity of the relevant Facilities, the Raw Water failing to meet the agreed specifications, increase in duties and taxes paid by the JV Companies, changes in law or relevant regulations, the Effective Date not occurring within 6 months from the date of the Concession Agreement, the Facilities failing to meet the relevant performance criteria and any other unforeseeable circumstances leading to material increase in operating costs.

Termination:
The Delegation Agreement may be terminated by:

(a) Operation Company, if Asset Company fails to give Operation Company access to the Facilities, or if Asset Company exercises the Option under the Concession Agreement but fails to delegate the operation and maintenance of the Pipe Network, *provided that it is not caused by a default of Operation Company or* any other party to a Project Document, or a force majeure event which is not cured within the permitted time period;

(b) Asset Company, if Operation Company fails to supply Treated Water for 3 consecutive days or any 6 days within a year, or abandons the operation of the Facilities for more than 2 consecutive days without the prior written approval of ZMPG provided that it is not caused by a default of Asset Company or any other party to a Project Document or a force majeure event and is not cured within the permitted time period;

(c) either party, upon a prolonged force majeure event or change in circumstances due to the total or substantial destruction of the Facilities which will persist or has persisted for more than 180 days;

(d) either party, upon the early termination of any Project Document and Investment Agreements which materially affects the party's ability to perform its obligations under the Delegation Agreement.

2. **Delegation Novation Agreement**

Date:
To be entered into upon the formation of the JV Companies

Parties:

(i) Asset Company, owned as to 75% by the Company upon its establishment

(ii) Operation Company, owned as to 75% by CGDE and a connected person of the Company upon its establishment

(iii) CGDE, a connected person of the Company after the entering into of the Investment Agreements

(iv) Noble Field, a wholly owned subsidiary of the Company

(v) Unison Environmental, a wholly owned subsidiary of the Company

Subject matter:
After the issuance of the business licences of the JV Companies, the rights of and obligations assumed by CGDE, Noble Field and Unison Environmental under the Delegation Agreement on behalf of Asset Company and Operation Company shall be novated to Asset Company and Operation Company respectively, and Asset Company and Operation Company undertake to perform the Delegation Agreement in place of CGDE and Noble Field, and CGDE and Unison Environmental respectively.

3. **Delegation Arrangements**

Continuing connected transactions
The Delegation Arrangements under the Delegation Agreement (as supplemented by the Delegation Novation Agreement) will constitute continuing connected transactions of the Company exempt from the independent shareholders approval requirements under Rule 14A.34 of the Listing Rules and will be subject to the annual review requirement under Rules 14A.37 to 14A.41 and the reporting requirement under Rules 14A.45 and 14A.46 of the Listing Rules respectively.

Duration of the Delegation Agreement
As described above, the Delegation Agreement shall commence on the Effective Date, and end on the expiry of the Concession Period. The grant of the rights to operate and maintain the Facilities by ZMPG to Asset Company for up to 35 years is subject to the delegation to Operation Company of the right to operate, maintain, rehabilitate and upgrade the Facilities. To ensure the fulfillment of such condition, the parties to the Delegation Agreement have agreed that the term of the Delegation Arrangement should be identical to the Concession Period which is up to 35 years.

Opinion of independent financial adviser on duration of the Delegation Agreement
Since the term of the Delegation Agreement will be up to 35 years, an independent financial adviser has been appointed to comment on the duration of the Delegation Agreement. The independent financial adviser has reviewed (a) various research reports prepared in connection with the water supply sector in the PRC which indicate that duration of concession contracts are usually long-term in nature, and vary in duration from 20 years to 30 years, with an option to extend for further period, and (b) other similar municipal outsourcing water treatment projects in the PRC in the last two years which have contract duration between 25 years to 50 years (the duration of the contracts are for a period of 30 years, with an option to extend for a further period of 20 years). The independent financial adviser was of the view that as the Facilities will be transferred back to the Zunyi Government free-of-charge upon the expiry of the Concession Period, in order to justify the initial investment of this scale by the Company *in this project, the term of the concession and the related delegation arrangement* would have to be of a sufficiently long duration, and in this case 35 years, to enable the project to generate a reasonable return to the Company throughout the Concession Period.

Given (i) the above-mentioned arrangement as set out in this announcement is a normal business practice in the water treatment sector; (ii) the term of the Delegation Agreement is identical to the Concession Period; and (iii) the Facilities will be returned to the Zunyi Government free-of-charge upon expiration of the Concession Period, the independent financial adviser considered that it is fair and reasonable and is in the interests of the Company to enter into the Delegation Agreement for a period of up to 35 years. In this connection, the independent financial adviser confirmed it to be normal business practice for contract of this type to be of a long-term nature and is in *the interest of the Company and the shareholders as a whole to enter into the Delegation* Agreement for such duration.

The Cap
The basis of the maximum aggregate annual value for the Delegation Arrangements for each financial year of the Company during the term of the Delegation Agreement (the **"Cap"**) is determined with reference to: (a) the Basic Delegation Fee as agreed by the Parties pursuant to the Delegation Agreement; (b) the difference between the designed capacity of the Facilities and Basic Volume, which shall form the basis for the estimation of the Additional Delegation Fee and (c) the budgeted costs of scheduled rehabilitations, upgrades and studies, assuming that no adjustment shall be made to the Basic Delegation Fee and Additional Delegation Fee in accordance with the stipulation under Delegation Agreement. On the above basis, the Company proposes to set the Cap at RMB51 million (approximately HK$48 million) for each financial year of the Company during the term of the Delegation Agreement.

IV. GENERAL INFORMATION

1. **Connection between the parties**

Upon establishment of the Asset Company, CGDE will be a substantial shareholder with a 25% interest in the registered capital of Asset Company and Operation Company will be an associate of CGDE. CGDE and Operation Company will be connected persons of the Company for the purpose of the Listing Rules. Accordingly, the Novation Agreements and the Delegation Arrangement will constitute connected transactions and continuing connected transaction of the Company exempt from the independent shareholders approval requirements under Rules 14A.32 and 14A.34 of the Listing Rules respectively.

2. **Information about CGDE and Veolia Group**

CGDE and Veolia Water are members of the Veolia Group. Headquartered in Paris, France, the Veolia Group is one of the leaders in environmental services in the world. Veolia Water provides various kinds of services including water services, designers and suppliers of water treatment facilities, equipment and systems for the industrial and commercial sectors.

3. **Reasons for and benefits of the transactions**

The Company's long term objective remains to develop a large diversified business with focus on providing basic infrastructure in Hong Kong and Mainland China supplemented by marketing and distribution, property investment and management. The joint venture arrangements with the Veolia Group and the Delegation Arrangements between the JV Companies represent an excellent opportunity for the Group to strengthen its business development in the environmental protection industry in Mainland China. The Group's contribution to the registered capital of the JV Companies will be funded by internal resources.

Asset Company has been granted the sole and exclusive right to operate and maintain the Facilities under the Concession Agreement. Veolia Water, a subsidiary of CGDE, will provide technical and management advice to Operation Company on the services to be rendered under the Delegation Agreement. Taking into account the expertise and experience of the Veolia Group in the water services industry and water treatment facilities, the Board considers that it is in the interest of Asset Company to engage Operation Company to operate and maintain the Facilities pursuant to the Delegation Arrangements.

The Novation Agreements and the Delegation Agreement have been negotiated on an arm's length basis and will be or has been entered into in the ordinary and usual course of business of the Company. The Board (including the independent non-executive directors) considers that the terms of the Novation Agreements, the Delegation Agreement and the Cap in relation to the Delegation Arrangements are fair and reasonable and in the interests of the Company and its shareholders as a whole.

V. TERMS USED IN THIS ANNOUNCEMENT

"Asset Company"	a wholly foreign-owned enterprise to be established under the laws of the PRC in Zunyi Municipality, Guizhou Province, the PRC to be named as 遵義通用水務水處理有限公司 (CGE (Zunyi) Water Treatment Co., Ltd.)
"Articles of Association"	collectively, the articles of association dated 9 June 2004 between Noble Field and CGDE in relation to the establishment of Asset Company, and the articles of association dated 9 June 2004 between Unison Environmental and CGDE in relation to the establishment of Operation Company
"Asset Purchase Agreement"	the asset purchase agreement dated 9 April 2004 between Zunyi Water and CGDE on behalf of the JV Companies in respect of the Facilities, the land on which the Facilities are situated, the relevant contracts and engagements of Zunyi Water, certain raw materials and intellectual property rights
"associate(s)"	has the meaning ascribed thereto under the Listing Rules
"Board"	the board of Directors of CITIC Pacific
"CGDE"	Compagnie Generale des Eaux, a SCA (Societe en Commandite par Actions) established and existing under the laws of the Republic of France, and a member of the Veolia Group
"CITIC Pacific" or "Company"	CITIC Pacific Limited (中信泰富有限公司)
"Concession Agreement"	the agreement dated 9 April 2004 between ZMPG (on behalf of the Zunyi Municipal People's Government) and CGDE on behalf of the JV Companies in relation to the grant of the sole and exclusive right to operate, maintain, rehabilitate and upgrade the Facilities to Asset Company and the grant of the Option (as defined in paragraph II.1 hereof) to Asset Company and/or Operation Company
"Concession Novation Agreement"	the novation agreement to be entered into between ZMPG (on behalf of the Zunyi Municipal People's Government), the JV Companies, CGDE and Zunyi Water in relation to the Concession Agreement
"Concession Period"	the period commencing on the Effective Date and ending on the 30th anniversary thereafter, and can be extended for 5 years or as agreed by the parties to the Concession Agreement

"Delegation Agreement"	the agreement dated 18 June 2004 between CGDE and Noble Field (together on behalf of Asset Company) and CGDE and Unison Environmental (together on behalf of Operation Company) in relation to the Delegation Arrangements
"Delegation Arrangements"	the delegation of the exclusive right to operate, maintain, rehabilitate and upgrade the Facilities during the Concession Period by Asset Company to Operation Company pursuant to the terms of the Delegation Agreement
"Delegation Novation Agreement"	the novation agreement to be entered into between the JV Companies, CGDE, Noble Field and Unison Environmental in relation to the Delegation Agreement
"Directors"	the directors of CITIC Pacific
"Facilities"	the existing water treatment facilities, the Nanjiao facility(南郊水廠) with a design capacity of 100,000 m3/day and the Beijiao facility (北郊水廠) with a design capacity of 100,000 m3/day, in Zunyi Municipality, Guizhou Province, PRC, together with all fixed or moveable assets located on the land on which the Facilities are situated or otherwise used or incidental to the operation of the Facilities, but not including any of the reservoirs supplying Raw Water to the Facilities or any part of the Pipe Network
"Group"	CITIC Pacific and its subsidiaries
"Investment Agreements"	collectively, the investment agreement (as supplemented by a supplemental agreement thereto) dated 9 June 2004 between Noble Field and CGDE in relation to the establishment of Asset Company, and the investment agreement (as supplemented by a supplemental agreement thereto) dated 9 June 2004 between Unison Environmental and CGDE in relation to the establishment of Operation Company
"JV Companies"	collectively, Asset Company and Operation Company
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Noble Field"	Noble Field Environmental Company Limited, a company incorporated and existing under the laws of the British Virgin Islands and a wholly-owned subsidiary of the Company
"Novation Agreements"	collectively, the Concession Novation Agreement and the Delegation Novation Agreement
"Offtake Agreement"	the offtake agreement dated 9 April 2004 between Zunyi Water and CGDE (on behalf of the JV Companies) in relation to the purchase of Treated Water by Zunyi Water from Asset Company
"Operation Company"	a wholly foreign-owned enterprise to be established under the laws of the PRC in Zunyi Municipality, Guizhou Province, the PRC to be named as 遵義通用水務水處理運營有限公司 (CGE (Zunyi) Water Treatment Operation Co., Ltd.)
"Pipe Network"	the water network in Zunyi Municipality downstream from the Facilities
"PRC"	the People's Republic of China
"Project Documents"	collectively, the Concession Agreement, the Asset Purchase Agreement, the Raw Water Supply Agreement, the Offtake Agreement and other documents relating to the project contemplated under the Concession Agreement
"RMB"	Renminbi, the lawful currency of the PRC
"Raw Water"	the raw water to be delivered by Zunyi Water to Operation Company at the Facilities
"Raw Water Supply Agreement"	the supply agreement dated 9 April 2004 between Zunyi Water and CGDE (on behalf of Operation Company) in relation to the provision of Raw Water by Zunyi Water to Operation Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Treated Water"	Raw Water that has received treatment at the Facilities prior to supply by Asset Company
"Unison Environmental"	Unison Environmental Company Limited, a company incorporated and existing under the laws of the British Virgin Islands and a wholly-owned subsidiary of the Company
"Veolia Group"	Veolia Environment (a French company) and its subsidiaries, with headquarters in Paris, France
"Veolia Water"	Veolia Water South China Ltd., a subsidiary of CGDE and a member of the Veolia Group
"ZMPG"	遵義市城市管理局 (Zunyi Municipal Administration Bureau), the authorized representative of the Zunyi Municipal People's Government
"Zunyi Water"	遵義市供排水公司 (Zunyi Water Supply and Sewage Treatment Company), a state-owned enterprise established under the laws of the PRC

By Order of the Board
Alice Tso Mun Wai
Company Secretary

Hong Kong, 23 June 2004

The exchange rate of RMB to Hong Kong dollars quoted in this announcement adopts a rate of RMB1 equivalent to HK$0.94.

As at the date hereof, the executive directors of the Company are Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Vernon Francis Moore, Peter Lee Chung Hing, Norman Yuen Kee Tong, Yao Jinrong, Chang Zhenming, Li Shilin, Carl Yung Ming Jie and Liu Jifu. The non-executive directors are Willie Chang, André Desmarais and Peter Kruyt (alternate director to André Desmarais). The independent non-executive directors are Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

FORM I

Monthly Return On Movement of Listed Equity Securities
For the month ended 30th June, 2004

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : CITIC Pacific Limited
(Name of Company)

Alice Tso Mun Wai — Tel No.: 2820-2111
(Name of Responsible Official)

Date : 7th July, 2004

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares :
2. Preference shares :
3. ✓ Other classes of shares : please specify : shares
4. Warrants : please specify :

(B) Movement in Authorised Share Capital:

	No. of ~~ordinary~~ shares/ ~~Preference shares/ other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	3,000,000,000	0.40	1,200,000,000
Increase/(Decrease) (EGM approval date): ( )	---	—	---
Balance at close of the month	3,000,000,000	0.40	1,200,000,000

(C) Movement in Issued Share Capital:

	No. of ~~Ordinary~~ shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	2,190,110,160	—	---
Increase/(Decrease) during the month	---	—	---
Balance at close of the month :	2,190,110,160	—	---

(D) Details of Movement :

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$ 18.20 2. ______ Exercise price: HK$ ______	9,900,000	--	--	--	9,900,000	Nil
WARRANTS* Date of Expiry N/A	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ *Subscription price:* *HK$* ______ 2. ______ *Subscription price:* *HK$* ______						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
______ Convertible price: HK$ ______						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				
Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month:						Nil

Authorised Signatory:

Remarks : ______

______

Name : Alice Tso Mun Wai

Title : Company Secretary

Note:

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

CR

公司註冊處
Companies Registry

附屬公司資料陳述書
Statement of Particulars of Subsidiaries

(公司條例第 128(5)(b) 及 (5A)(b)條)
(Companies Ordinance s. 128(5)(b) & (5A)(b))

表格 Form **AC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 145656

1 公司名稱 Company Name

CITIC Pacific Limited
中信泰富有限公司

2 本陳述書的附表一載列本公司於下述財政年度終結日期的所有附屬公司的詳情
The particulars of all the Subsidiaries of the Company as at the closing date of the financial year as stated below are contained in Schedule 1 of this Statement

財政年度的終結日期
Closing Date of the Financial Year

日 DD	月 MM	年 YYYY
31	12	2003

本陳述書包括 ________ 頁附表。

This Statement includes 28 page(s) of Schedule.

簽署 Signed : [signature]

姓名 Name : Alice Tso Mun Wai　　日期 Date : 8th July, 2004

~~董事 Director~~／秘書 Secretary *　　日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*

(註 Note 4) 提交人的資料 **Presentor's Reference**

姓名 Name:CITIC Pacific Limited

地址 Address: 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

電話 Tel: --　　傳真 Fax: --

電郵地址 E-mail Address: --

檔號 Reference:

請勿填寫本欄 **For Official Use**

收件日期 RECEIVED
08 -07- 2004
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
AAA Internet Limited	Hong Kong	Ordinary	-	100%
Adachi Trading Company Limited	Japan	Ordinary	-	100%
Admarch Limited	Hong Kong	Ordinary	-	100%
Admarch Property Management Company, Limited	Hong Kong	Ordinary	-	100%
Adwood Company Limited	Hong Kong	Ordinary	20%	50%
Alfa Tone Limited	Hong Kong	Ordinary	-	100%
Alixon Co. Ltd.	British Virgin Islands	Ordinary	-	90%
Amazing Gains Finance Limited	British Virgin Islands	Ordinary	-	100%
Amazing Glory Holdings Co. Ltd.	British Virgin Islands	Ordinary	100%	-
Ambest Company Limited	Hong Kong	Ordinary	-	100%
Ample Earnings Limited	Hong Kong	Ordinary	-	100%
Apace Company Limited	Hong Kong	Ordinary	-	100%
Artfield Enterprises Inc.	British Virgin Islands	Ordinary	-	100%
Artford Pacific Investment Limited	British Virgin Islands	Ordinary	-	100%
Astra Investment Limited	British Virgin Islands	Ordinary	-	100%
Athens Investments, Inc.	British Virgin Islands	Ordinary	-	100%
Avon Pacific Limited	British Virgin Islands	Ordinary	-	100%
Balgonie Limited	Hong Kong	Ordinary	100%	-
Baylink Investments Limited	British Virgin Islands	Ordinary	-	100%

附屬公司的詳情 **Particulars of Subsidiaries**

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Beijing Botanitown Biotechnologies Limited	People's Republic of China	N/A	-	62%
Bellvale Limited	British Virgin Islands	Ordinary	-	100%
Best Advance Limited	Hong Kong	Ordinary	100%	-
Best Way Investments Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Bloom Time Limited	British Virgin Islands	Ordinary	-	100%
Bloomingshire Investment Limited	British Virgin Islands	Ordinary	-	100%
Bold Wave International Development Ltd.	British Virgin Islands	Ordinary	-	100%
Bonarich Enterprises Ltd.	British Virgin Islands	Ordinary	-	100%
Bonuswell Limited	Hong Kong	Ordinary	-	100%
Borgia Limited	Hong Kong	Ordinary	-	100%
Botanitown Pharmaceuticals Limited	Hong Kong	Ordinary	-	62%
Bright Billion Limited	Hong Kong	Ordinary	-	90%
Brilliant Silver Limited	British Virgin Islands	Ordinary	-	100%
Broadview Investments Holdings Ltd.	British Virgin Islands	Ordinary	-	100%
Broadway Centre Property Management Company Limited	Hong Kong	Ordinary	-	100%
Campbellton Development Limited	Hong Kong	Ordinary	-	100%
Cardino Holdings Inc.	British Virgin Islands	Ordinary	-	100%

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面値比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Carnet Pre-owned Cars Limited	Hong Kong	Ordinary	-	100%
Chadacre Developments Limited	British Virgin Islands	Ordinary	-	100%
Charms Team Limited	Hong Kong	Ordinary	-	100%
Charmwin Limited	British Virgin Islands	Ordinary	-	100%
Cheer Nation Holdings Limited	Hong Kong	Ordinary	-	100%
Cheerway Investments Holdings Ltd.	British Virgin Islands	Ordinary	-	100%
Chest Gain International Development Ltd.	British Virgin Islands	Ordinary	-	100%
China Interactive Sports Company Limited	Hong Kong	Ordinary	-	100%
China Interactive Sports Technology Company Limited	People's Republic of China	N/A	-	100%
Cinta Company Limited	British Virgin Islands	Ordinary	-	100%
CITIC Concept 1616 Limited	Hong Kong	Ordinary	-	100%
CITIC Consultancy 1616 Limited (Formerly Glory Genius Development Limited)	Hong Kong	Ordinary	-	100%
CITIC Data 1616 Limited	Hong Kong	Ordinary	-	100%
CITIC Networks 1616 Limited	Hong Kong	Ordinary	-	100%
CITIC Pacific Aviation Limited	Bermuda	Ordinary	-	100%
CITIC Pacific Capital Limited	Cayman Islands	Ordinary	100%	-
CITIC Pacific China Holdings Limited	People's Republic of China	N/A	-	100%

附屬公司的詳情 **Particulars of Subsidiaries**

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company 股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
CITIC Pacific Communications Limited	Bermuda	Ordinary	-	100%
CITIC Pacific Finance (2001) Limited	British Virgin Islands	Ordinary	100%	-
CITIC Pacific Finance Limited	Cayman Islands	Ordinary	100%	-
CITIC Pacific Property Agents Limited	Hong Kong	Ordinary	-	100%
CITIC Pacific Property Management Limited	Hong Kong	Ordinary	-	100%
CITIC Telecom 1616 Limited	Hong Kong	Ordinary	-	100%
CITIC TeleSoft 1616 Limited	Hong Kong	Ordinary	-	100%
Classabove Holdings Limited	Hong Kong	Ordinary	-	100%
Clayton Pacific Limited	British Virgin Islands	Ordinary	-	100%
Collinson Company Limited	Republic of Liberia	Ordinary	100%	-
Colton Pacific Limited	British Virgin Islands	Ordinary	-	100%
Companhia de Importação e Exportação Dah Chong Hong (Macau) Limitada (Dah Chong Hong (Macau) Limited) (Formerly Companhia de Importação e Exportação Dah Chong Hong, Limitada (Dah Chong Hong, Limited, Macau))	Macau	Ordinary	-	100%
Confidence Motors Limited	Hong Kong	Ordinary	-	100%
Connemera Inc.	British Virgin Islands	Ordinary	-	100%

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Consolidated Parts & Accessories Sales Centre (China) Limited	Hong Kong	Ordinary	-	100%
Consolidated Parts & Accessories Sales Centre Limited	Hong Kong	Ordinary	-	100%
Corkerley Limited	Republic of Liberia	Ordinary	-	100%
Cornaldi Enterprises Limited	British Virgin Islands	Ordinary	-	100%
Corton Enterprises Limited	British Virgin Islands	Ordinary	-	100%
CPCNet Hong Kong Limited	Hong Kong	Ordinary	-	100%
CPCNet Japan Limited	Japan	Ordinary	-	100%
CPCNet Macau Limited	Macau	N/A	-	100%
CPCNet Singapore Private Limited	Singapore	Ordinary	-	100%
Cranejoy Limited	Hong Kong	Ordinary	-	100%
Crown Base Corporation	British Virgin Islands	Ordinary	-	100%
Crown Base International Limited	British Virgin Islands	Ordinary	100%	-
Crown Gain Limited	British Virgin Islands	Ordinary	-	100%
Crown Sky Investment Limited	British Virgin Islands	Ordinary	-	100%
Crown Victory Investments Ltd.	British Virgin Islands	Ordinary	-	100%
Crown Yield (HK) Limited	Hong Kong	Ordinary	-	100%
Crystalime Company Limited	Hong Kong	Ordinary	-	100%
Custain Limited	Hong Kong	Ordinary	-	100%

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
D.C.H. Motor Group (Australia) Pty. Limited	Australia	Ordinary	-	100%
Dah Chong Hong (Australia) Pty Limited	Australia	Ordinary	-	100%
Dah Chong Hong (Canada) Ltd.	Canada	Ordinary	-	100%
Dah Chong Hong (China) Limited	Hong Kong	Ordinary	-	100%
Dah Chong Hong (Engineering) Limited	Hong Kong	Ordinary	-	100%
Dah Chong Hong (F.O.M.) Limited	Hong Kong	Ordinary	-	100%
Dah Chong Hong (Godown) Limited	Hong Kong	Ordinary	-	100%
Dah Chong Hong (Japan) Limited	Japan	Ordinary	-	100%
Dah Chong Hong (Macau) Engenharia, Limitada (Dah Chong Hong (Macao) Engineering Limited)	Macau	Ordinary	-	55%
Dah Chong Hong (Motor Leasing) Limited	Hong Kong	Ordinary	-	100%
Dah Chong Hong (Motor Service Centre) Limited	Hong Kong	Ordinary	-	100%
Dah Chong Hong (Nassau) Limited	Bahamas	Ordinary	-	100%
Dah Chong Hong (Shanghai) Limited	Hong Kong	Ordinary	-	100%
Dah Chong Hong (Shanghai) Ltd.	People's Republic of China	N/A	-	100%
Dah Chong Hong (Special Purpose Vehicle) Limited	Hong Kong	Ordinary	-	100%
Dah Chong Hong (Tianjin) Limited	Hong Kong	Ordinary	-	100%

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面値比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Dah Chong Hong-Dragonair Airport GSE Service Limited	Hong Kong	Ordinary	-	70%
Dah Chong Hong Electrical Appliances Limited	Hong Kong	Ordinary	-	100%
Dah Chong Hong Holdings Limited	Hong Kong	Ordinary	-	100%
Dah Chong Hong Industrial Machinery Company Limited	Hong Kong	Ordinary	-	100%
Dah Chong Hong Motor Service Centre (Macau) Limited	Macau	N/A	-	58%
Dah Chong Hong Motors (China) Limited	Hong Kong	Ordinary	-	100%
Dah Chong Hong Motors (Nissan-China) Limited	Hong Kong	Ordinary	-	100%
Dah Chong Hong Trading (Singapore) Pte. Ltd.	Singapore	Ordinary	-	100%
Dah Chong Hong, Limited	Hong Kong	Ordinary	-	100%
DAS Aviation Support Limited	Hong Kong	Ordinary	-	70%
DAS Nordisk Limited	Hong Kong	Ordinary	-	49%
Dashing Investments Limited	British Virgin Islands	Ordinary	-	100%
Data Communication Services Limited	Hong Kong	Ordinary	-	100%
Davenmore Limited	British Virgin Islands	Ordinary	100%	-
Daybreak Holdings Limited	Hong Kong	Ordinary	-	100%
DCH Beverage Solutions Limited (Formerly Dah Chong Hong Tailake Motors Company Limited)	Hong Kong	Ordinary	-	100%

公司編號 Company Number

145656

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
DCH Electrical Appliances Butler Limited	Hong Kong	Ordinary	-	100%
DCH Food Industries Limited	Hong Kong	Ordinary	-	100%
DCH Food Investment Limited	Hong Kong	Ordinary	-	100%
DCH – Glory Foodstuffs Company Limited	Hong Kong	Ordinary	-	100%
DCH Healthcare Products Limited	Hong Kong	Ordinary	-	100%
DCH Insurance Company Limited	Bermuda	Ordinary	-	100%
DCH Interior Products Company Limited	Hong Kong	Ordinary	-	100%
DCH Logistics Company Limited	Hong Kong	Ordinary	-	100%
DCH Motors Ltd.	Canada	Ordinary	-	100%
DCH Motors (Bentley) Limited	Hong Kong	Ordinary	-	100%
Delight Way Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Digcom Limited	British Virgin Islands	Ordinary	-	100%
Direct Access Investments Ltd.	British Virgin Islands	Ordinary	-	100%
Distribution Resources Limited	Hong Kong	Ordinary	-	100%
Dong Chong Motors (China) Limited	Hong Kong	Ordinary	-	67.75%
Douro Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Ease Action Investments Corp.	British Virgin Islands	Ordinary	-	100%
Easerich Investments Inc.	British Virgin Islands	Ordinary	-	100%
East Smart Ltd.	British Virgin Islands	Ordinary	-	100%

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Eastern Unicom Development Limited	British Virgin Islands	Ordinary	-	100%
Eastlink Investment Limited	British Virgin Islands	Ordinary	-	100%
Eastsilk Ltd.	British Virgin Islands	Ordinary	-	100%
Effectual Holdings Corp.	British Virgin Islands	Ordinary	-	100%
Eldwin Corporation	British Virgin Islands	Ordinary	-	100%
Eltonford Limited	Hong Kong	Ordinary	100%	-
Epic Motors Limited (Formerly Fannik Limited)	Hong Kong	Ordinary	-	100%
Estoril Corp.	British Virgin Islands	Ordinary	-	100%
Everlinks Investments Holdings Ltd.	British Virgin Islands	Ordinary	-	100%
Everwin Holdings Ltd.	British Virgin Islands	Ordinary	-	100%
Excellent Way International Ltd.	British Virgin Islands	Ordinary	-	100%
Express Link Holdings Ltd.	British Virgin Islands	Ordinary	-	100%
Fabwin Development Ltd.	British Virgin Islands	Ordinary	-	100%
Fair Cheer Investment Limited	British Virgin Islands	Ordinary	-	100%
Famous Land Limited	Hong Kong	Ordinary	-	100%

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company 股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Ferretti Holdings Corp.	British Virgin Islands	Ordinary	-	100%
Fine Cosmos Limited	British Virgin Islands	Ordinary	-	100%
Forever Glory Holdings Ltd.	British Virgin Islands	Ordinary	-	100%
Fortune Day Investment Limited	Hong Kong	Ordinary	-	100%
Gateway Global Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Gaynell Limited	British Virgin Islands	Ordinary	-	100%
Gentech Vehicle Engineering Limited	Hong Kong	Ordinary	-	100%
Giant Profit Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Glamorous Way Enterprises Ltd.	British Virgin Islands	Ordinary	-	100%
Glenridge Company Limited	Hong Kong	Ordinary	-	100%
Global Link Information Services Limited	Hong Kong	Ordinary	-	100%
Glory Link Holdings Ltd.	British Virgin Islands	Ordinary	-	100%
Gloxril Limited	Hong Kong	Ordinary	-	100%
Gold Essense Enterprises Corp.	British Virgin Islands	Ordinary	-	100%
Gold Essence Holdings Corp.	British Virgin Islands	Ordinary	-	100%
Gold Falcon Investments Limited	Hong Kong	Ordinary	-	100%

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立為法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Gold Vision Holdings Ltd.	British Virgin Islands	Ordinary	-	100%
Golden Crest Comercial Offshore de Macau Limitada	Macau	N/A	-	100%
Golden Crest Company Ltd.	British Virgin Islands	Ordinary	100%	-
Golden Flag Investment Company Limited	Hong Kong	Ordinary	-	100%
Golden Gateway Enterprises Inc.	British Virgin Islands	Ordinary	100%	-
Golden Jar Holdings Corp.	British Virgin Islands	Ordinary	100%	-
Golden Jet Enterprises Ltd.	British Virgin Islands	Ordinary	-	100%
Golden Race International Investment Ltd.	British Virgin Islands	Ordinary	-	100%
Golden Reach Limited	Hong Kong	Ordinary	-	100%
Golden Spoon Corporation	Republic of Liberia	Ordinary	-	100%
Goldenburg Properties Limited	Hong Kong	Ordinary	-	70%
Gradius Company Limited	British Virgin Islands	Ordinary	-	100%
Grand Advance Holdings Limited	British Virgin Islands	Ordinary	-	100%
Grand Aim Technologies Limited	British Virgin Islands	Ordinary	-	100%
Grand Formosa Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Grand Union Enterprises Limited	Hong Kong	Ordinary	-	100%

公司編號 Company Number

145656

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Guangdong Dah Chong Foodstuffs Co., Ltd.	People's Republic of China	N/A	-	70%
Guangdong Jing Yun Distribution Co., Ltd.	People's Republic of China	N/A	-	90%
Guangzhou Mass Way Engineering Limited	People's Republic of China	N/A	-	100%
Guangzhou Maxlink Engineering Limited	People's Republic of China	N/A	-	100%
Guangzhou Well Touch Engineering Limited	People's Republic of China	N/A	-	100%
Hall Rich Investments Limited	British Virgin Islands	Ordinary	-	100%
Hamborex Company, Limited	Hong Kong	Ordinary	-	100%
Hang Dah Shipping Company, Limited	Hong Kong	Ordinary	-	100%
Hang Luen Chong Investment Company, Limited	Hong Kong	Ordinary	-	100%
Hang Luen Chong Property Management Company, Limited	Hong Kong	Ordinary	-	100%
Hang Mow Investment Company, Limited	Hong Kong	Ordinary	-	100%
Hang Shun Fat Company, Limited	Hong Kong	Ordinary	-	64.60%
Hang Shun Nominees Limited	Hong Kong	Ordinary	-	100%

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Hang Tat Sing Investment Company, Limited	Hong Kong	Ordinary	-	100%
Hang Wah Chong Investment Company Limited	Hong Kong	Ordinary	-	100%
Hang Wing Lee Investment Company, Limited	Hong Kong	Ordinary	-	100%
Hansville Limited	British Virgin Islands	Ordinary	-	100%
Happy Day Investments Ltd.	British Virgin Islands	Ordinary	-	100%
Happy Time Investments Holdings Ltd.	British Virgin Islands	Ordinary	-	100%
Harmony Motors Limited	Hong Kong	Ordinary	-	100%
Harty Limited	Hong Kong	Ordinary	-	100%
Harvest Country Limited	British Virgin Islands	Ordinary	-	100%
Harvest Tech Investment Ltd.	British Virgin Islands	Ordinary	-	100%
Hen Fai Engineering Networks Company Limited	Hong Kong	Ordinary	-	100%
Hertford Investments Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Hilldun Limited	Hong Kong	Ordinary	-	100%
Hing Mow Cheung Company, Limited	Hong Kong	Ordinary	-	100%
Honest Motors (China) Limited	Hong Kong	Ordinary	-	100%
Honest Motors, Limited	Hong Kong	Ordinary	-	100%
Huge Earnings Limited	Hong Kong	Ordinary	-	100%
Hup On Motors Limited	Hong Kong	Ordinary	-	100%

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Iconese Limited	Hong Kong	Ordinary	100%	-
Idealand Investment Inc.	Republic of Panama	Ordinary	-	100%
Ixonia Limited	Hong Kong	Ordinary	-	100%
Jade Wonder Limited	British Virgin Islands	Ordinary	-	100%
Japan Auto Parts Company Limited	Hong Kong	Ordinary	-	100%
Japco Auto Equipment & Engineering Company Limited	Hong Kong	Ordinary	-	100%
Japco Auto Parts (Guangzhou) Co., Ltd.	People's Republic of China	N/A	-	100%
Jewril Limited	Hong Kong	Ordinary	-	100%
Jiangsu CP Xingcheng Special Steel Co., Ltd.	People's Republic of China	Ordinary	-	54.72%
Jiangyin Xingcheng Special Steel Works Co., Ltd.	People's Republic of China	N/A	-	54.94%
Jiangyin Xingcheng Steel Products Co., Ltd.	People's Republic of China	N/A	-	55%
Jiangyin Xingcheng Storage and Transportation Co., Ltd.	People's Republic of China	N/A	-	55%
Join Resources Limited	Hong Kong	Ordinary	-	83.33%
Joyce Court Holdings Limited	British Virgin Islands	Ordinary	-	100%

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company 股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Joyluck Limited	British Virgin Islands	Ordinary	-	100%
Joyson Investment Limited	British Virgin Islands	Ordinary	-	100%
Karaganda Limited	British Virgin Islands	Ordinary	-	100%
Kecia Corporation	British Virgin Islands	Ordinary	-	100%
Kee Chong Trading Limited	Hong Kong	Ordinary	-	100%
Keensford Investments Ltd. (In the process of dissolution)	British Virgin Islands	Ordinary	-	100%
Kelova Corp.	British Virgin Islands	Ordinary	-	100%
Kendorm Corporation	Republic of Liberia	Ordinary	-	100%
Kimble Investment Limited	British Virgin Islands	Ordinary	-	100%
King Pacific Trading Limited	Hong Kong	Ordinary	-	100%
Kingril Limited	Hong Kong	Ordinary	-	100%
Ko Lok Investment Company, Limited	Hong Kong	Ordinary	-	60%
Kong Yuen Investments Limited	Hong Kong	Ordinary	-	100%
Koonex Investment Limited	Hong Kong	Ordinary	-	100%
Koston Corporation	Republic of Liberia	Ordinary	100%	-
Kotani Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Kowill Investments Inc.	British Virgin Islands	Ordinary	-	100%

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面値比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Kunming Dahchong Motor Service Co., Ltd.	People's Republic of China	N/A	-	70%
Large Earnings Limited	Hong Kong	Ordinary	-	100%
Lecede Limited	Hong Kong	Ordinary	-	100%
Lindenford Limited	Hong Kong	Ordinary	-	100%
Logic Way Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Macowise Incorporated	British Virgin Islands	Ordinary	-	100%
Magic Delight Enterprises Corp.	British Virgin Islands	Ordinary	-	100%
Magic Plus Enterprises Inc.	British Virgin Islands	Ordinary	-	100%
Magnificant Touch Investments Ltd.	British Virgin Islands	Ordinary	-	100%
Mainstream Holdings Limited	Hong Kong	Ordinary	-	55%
Mar Investment Limited	Republic of Liberia	Ordinary	-	100%
Marca Investments Ltd.	British Virgin Islands	Ordinary	-	100%
Marni Company Ltd.	British Virgin Islands	Ordinary	-	100%
Marvellous City Limited	Hong Kong	Ordinary	-	100%
Master Port Investment Ltd.	British Virgin Islands	Ordinary	-	100%
Master Step Investment Limited	Hong Kong	Ordinary	-	100%
Matchpoint Investments Limited	British Virgin Islands	Ordinary	-	100%

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Maxon Enterprises Holdings Corp.	British Virgin Islands	Ordinary	-	100%
Maxy Rich Investments Limited	British Virgin Islands	Ordinary	-	100%
Might & Right Limited	Hong Kong	Ordinary	-	100%
Mighty Time Investments Corp.	British Virgin Islands	Ordinary	-	100%
Mobile Link Holdings Corp.	British Virgin Islands	Ordinary	-	100%
Motive Link Holdings Inc.	British Virgin Islands	Ordinary	-	100%
MotorMech Service Station Limited	Hong Kong	Ordinary	-	100%
Neostar Investment Limited	Hong Kong	Ordinary	-	100%
Neticom (Hong Kong) Limited	Hong Kong	Ordinary	-	100%
New Hong Kong Tunnel Company Limited	Hong Kong	Ordinary	-	70.8%
Newly Bright Investment Limited	British Virgin Islands	Ordinary	-	100%
Newmarket Holdings Limited	British Virgin Islands	Ordinary	-	100%
Nirio Investment Limited	Hong Kong	Ordinary	-	100%
Noble Wealth Company Limited	British Virgin Islands	Ordinary	-	100%
Noble Touch Investment Inc.	British Virgin Islands	Ordinary	-	100%
On Yip Nominees Limited	Hong Kong	Ordinary	-	100%
On Yip Property Development Company Limited	Hong Kong	Ordinary	-	100%

公司編號 Company Number

145656

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立為法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Ontex Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Pacific Choice International Limited	British Virgin Islands	Ordinary	-	100%
Pacific Grace Limited	Hong Kong	Ordinary	-	100%
Peachlake Company Limited	Hong Kong	Ordinary	100%	-
Pedova Corp.	British Virgin Islands	Ordinary	-	100%
Perfect Score Investment Ltd.	British Virgin Islands	Ordinary	-	100%
Perfect Spot Investments Corp.	British Virgin Islands	Ordinary	-	100%
Potanic Holdings Limited	British Virgin Islands	Ordinary	-	100%
Praise Investments Limited	Hong Kong	Ordinary	-	100%
Praytex Limited	British Virgin Islands	Ordinary	-	100%
Precision Way Investments Ltd.	British Virgin Islands	Ordinary	-	100%
Precious All Ltd.	British Virgin Islands	Ordinary	-	100%
Premium Motors Limited	Hong Kong	Ordinary	-	100%
Prime Star Enterprises Limited	British Virgin Islands	Ordinary	-	100%
Prosperity Motors Limited	Macau	N/A	-	58%
Qingdao Adachi Paints and Chemical Materials Co., Ltd.	People's Republic of China	N/A	-	75%
Quick Gain Limited	Hong Kong	Ordinary	-	100%

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立為法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Rainbow Choice Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Rank Choice Limited	British Virgin Islands	Ordinary	-	100%
Rank Dragon Investment Ltd.	British Virgin Islands	Ordinary	-	100%
Ray Bright Enterprises Limited	Hong Kong	Ordinary	-	100%
Regal Heights Limited	Hong Kong	Ordinary	-	60%
Regal Motors, Limited	Hong Kong	Ordinary	-	100%
Regal Pine Investments Limited	Hong Kong	Ordinary	-	100%
Reliance Motors, Limited	Hong Kong	Ordinary	-	100%
Reynolds Holdings Limited	Hong Kong	Ordinary	-	100%
Rich Creation Investments Ltd.	British Virgin Islands	Ordinary	-	100%
Right Choice Developments Limited	Hong Kong	Ordinary	-	100%
Rocamond Limited	British Virgin Islands	Ordinary	-	100%
Sand Grain Limited	Hong Kong	Ordinary	-	100%
Seibert Corporation	British Virgin Islands	Ordinary	-	100%
Shanghai DCH Food Industries Ltd.	People's Republic of China	N/A	-	100%
Shanghai DCH Food Services Co. Ltd.	People's Republic of China	N/A	-	100%

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Shanghai DCH Jiangnanfeng Co., Ltd.	People's Republic of China	N/A	-	46.06%
Shanghai RFCI Restaurant Co., Ltd.	People's Republic of China	N/A	-	90%
Shanghai Hu Chang Motor Service Co., Ltd.	People's Republic of China	N/A	-	100%
Shanghai Super Property Co., Ltd.	People's Republic of China	N/A	-	100%
Shanghai Zhongyun Motor Trading Co., Ltd.	People's Republic of China	N/A	-	100%
Shenzhen Zhongliangdachang Foodstuffs Co., Ltd.	People's Republic of China	N/A	-	70%
Shine Mass Holdings Ltd.	British Virgin Islands	Ordinary	-	100%
Shine Royce Ltd.	British Virgin Islands	Ordinary	-	100%
Shiny Bright Development Limited	British Virgin Islands	Ordinary	-	100%
Sidewinder Holdings Limited	British Virgin Islands	Ordinary	-	100%
Silver Knot Co. Ltd.	British Virgin Islands	Ordinary	-	100%

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Silver Linkage Investments Inc.	British Virgin Islands	Ordinary	-	100%
Silver Rise Investment Limited	Hong Kong	Ordinary	-	100%
Silver Trend Enterprises Inc.	British Virgin Islands	Ordinary	-	100%
Sims (China) Limited	Hong Kong	Ordinary	-	100%
Sims (Guangdong) Limited	Hong Kong	Ordinary	-	100%
Sims Trading Company Limited	Hong Kong	Ordinary	-	100%
Sims Trading (Macau) Company Limited	Macau	N/A	-	70%
Sing Wo Chong Investment Company, Limited	Hong Kong	Ordinary	-	100%
Smart Legend Co. Ltd.	British Virgin Islands	Ordinary	-	100%
Smooth Tone Enterprises Inc.	British Virgin Islands	Ordinary	-	100%
Smooth Tone Investments Ltd.	British Virgin Islands	Ordinary	-	100%
Smooth Way Holdings Inc.	British Virgin Islands	Ordinary	100%	-
Sparkle Light Enterprises Inc.	British Virgin Islands	Ordinary	-	100%
Speedy Way Investments Ltd.	British Virgin Islands	Ordinary	-	100%
Star Mercury Investments Ltd.	British Vrigin Islands	Ordinary	-	100%
Sterling Lake Limited	British Virgin Islands	Ordinary	-	100%

Form ACT

公司編號 Company Number

145656

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Strength Force Ltd.	British Virgin Islands	Ordinary	-	100%
Sun King Fung Development Limited	Hong Kong	Ordinary	100%	-
Sunny Jade Investment Ltd.	British Virgin Islands	Ordinary	-	100%
Sunspark Power Investment Company Limited	Hong Kong	Ordinary	-	100%
Suntech International Investment Ltd.	British Virgin Islands	Ordinary	-	100%
Super Guide Investment Limited	Hong Kong	Ordinary	-	100%
Super Supreme Company Limited	Republic of Liberia	Ordinary	100%	-
Super Trend Enterprises Corp.	British Virgin Islands	Ordinary	-	100%
Super Worth Investments Inc.	British Virgin Islands	Ordinary	-	100%
Superguide Limited	Hong Kong	Ordinary	-	100%
Supreme Luck Investments Ltd.	British Virgin Islands	Ordinary	-	100%
Swiftford Company Limited	Hong Kong	Ordinary	-	100%
Tai Ping Advertising Company, Limited	Hong Kong	Ordinary	-	100%
Tai Ping Design Company Limited	Hong Kong	Ordinary	-	100%
Tailake International Company Limited	Hong Kong	Ordinary	-	100%
Tailake Investment & Development Company Limited	Hong Kong	Ordinary	-	66.67%

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Tak Sing Chong Investment Company, Limited	Hong Kong	Ordinary	-	100%
Talent Mind Investments Corp.	British Virgin Islands	Ordinary	-	100%
Talisgold Limited	British Virgin Islands	Ordinary	-	100%
Tendo Limited	Hong Kong	Ordinary	-	100%
Top Guide Investment Limited	Hong Kong	Ordinary	-	100%
Top New Management Ltd.	British Virgin Islands	Ordinary	-	100%
Top Trend Investments Holdings Corp.	British Virgin Islands	Ordinary	100%	-
Topine Enterprises Inc.	British Virgin Islands	Ordinary	-	100%
Treasure Full Investment Limited	Hong Kong	Ordinary	-	100%
Triangle – Isuzu Motor Trading (Shanghai) Ltd.	People's Republic of China	N/A	-	60%
Triangle – Isuzu Motors Limited	Hong Kong	Ordinary	-	60%
Triangle Auto Pte Ltd	Singapore	Ordinary	-	100%
Triangle Motor Trading (Dalian FTZ) Co., Ltd.	People's Republic of China	N/A	-	100%
Triangle Motors (China) Limited	Hong Kong	Ordinary	-	100%
Triangle Motors Limited	Hong Kong	Ordinary	-	100%
Triangle Peak Development Limited	British Virgin Islands	Ordinary	-	100%
Twin Tiger International Limited	Hong Kong	Ordinary	-	100%

Form AC1

公司編號 Company Number

145656

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Tylfull Realty Management Company Limited	Hong Kong	Ordinary	-	100%
Union Express Investment Ltd.	British Virgin Islands	Ordinary	-	100%
Unique Star Holdings Inc.	British Virgin Islands	Ordinary	-	100%
Unitex Holdings Corp.	British Virgin Islands	Ordinary	-	100%
Units Key Investment Ltd.	British Virgin Islands	Ordinary	-	100%
Universal Progress Corp.	British Virgin Islands	Ordinary	-	100%
Upper Bright Limited	British Virgin Islands	Ordinary	-	100%
Verdes Company Ltd.	British Virgin Islands	Ordinary	-	100%
Vision Network Limited	Hong Kong	Ordinary	-	100%
Wah Luen Fung Company, Limited	Hong Kong	Ordinary	-	56.50%
Wealth Win Investments Limited	British Virgin Islands	Ordinary	-	100%
Well Secured Limited	Hong Kong	Ordinary	-	100%
Wellstand Investment Limited	Hong Kong	Ordinary	-	100%
Wendova Inc.	British Virgin Islands	Ordinary	-	100%
Wilmington Investment Limited	Republic of Liberia	Ordinary	-	100%
Wilshire Investments Limited	British Virgin Islands	Ordinary	-	100%

Form AO1

公司編號 Company Number

145656

附屬公司的詳情 **Particulars of Subsidiaries**

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Wing Luen Packaging Limited (In the process of liquidation)	Hong Kong	Ordinary	-	51%
Winway Investments Holdings Corp.	British Virgin Islands	Ordinary	-	62%
Wisdom Mind Investments Corp.	British Virgin Islands	Ordinary	-	100%
Wise Guide Development Limited	Hong Kong	Ordinary	-	100%
Wonder Days Enterprises Ltd.	British Virgin Islands	Ordinary	-	100%
Wonder Delight Enterprises Inc.	British Virgin Islands	Ordinary	-	100%
Wonder Island Limited	British Virgin Islands	Ordinary	-	100%
World Navigation Limited	Hong Kong	Ordinary	-	100%
World Navigation (BVI) Ltd.	British Virgin Islands	Ordinary	-	100%
Worth Wealth Investments Limited	Hong Kong	Ordinary	-	100%
Wuxi Huada Motors Co., Ltd.	People's Republic of China	N/A	-	55%
Wuxi Huge Mile Engineering Limited	People's Republic of China	N/A	-	100%
Wuxi Rocco Engineering Limited	People's Republic of China	N/A	-	100%
Yan Wing Investments Limited	Hong Kong	Ordinary	-	100%
Yee Lim Godown & Cold Storage Limited	Hong Kong	Ordinary	-	100%

公司編號 Company Number

145656

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
上海大昌行經貿有限公司	People's Republic of China	N/A	-	88%
上海網富電子商貿有限公司	People's Republic of China	N/A	-	79.20%
上海宏圖電器有限公司	People's Republic of China	N/A	-	70.40%
上海中信泰富廣場有限公司	People's Republic of China	N/A	-	80%
上海老西門新苑置業有限公司	People's Republic of China	N/A	-	100%
上海勿忘我貿易有限公司	People's Republic of China	N/A	-	100%
上海信昌咨詢服務有限公司	People's Republic of China	N/A	-	100%
上海紅寶石貿易發展有限公司	People's Republic of China	N/A	-	75%
四川泰富物流貿易有限公司	People's Republic of China	N/A	-	100%

Form AC1

公司編號 Company Number

145656

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
江陰泰富興澄特種材料有限公司	People's Republic of China	N/A	-	54.87%
北京大昌宇林餐廳有限公司	People's Republic of China	N/A	-	90%
大昌行零件貿易（上海）有限公司	People's Republic of China	N/A	-	100%
江門慎昌貿易有限公司	People's Republic of China	N/A	-	100%
江門大昌慎昌食品加工倉儲有限公司	People's Republic of China	N/A	-	90%
無錫太湖景發展有限公司	People's Republic of China	N/A	-	70%
無錫太湖苑置業有限公司	People's Republic of China	N/A	-	70%
無錫太湖美生態環保有限公司	People's Republic of China	N/A	-	70%
廣東省華大貿易有限公司	People's Republic of China	N/A	-	97.53%

公司編號 Company Number

145656

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
廣州市泰富信通技術有限公司	People's Republic of China	N/A	-	100%
廣州市泰富信通科技有限公司	People's Republic of China	N/A	-	100%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

公司註冊處
Companies Registry

Statement of Particulars of Shareholdings in Non-Subsidiary Companies

(公司條例第 129(5)(b) 及 (5A)(b)條)
(Companies Ordinance s. 129(5)(b) & (5A)(b))

表格 Form **AC2**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company: 145656

1 公司名稱 Company Name

CITIC Pacific Limited
中信泰富有限公司

2 本陳述書的附表一載列本公司於下述財政年度終結日期持有股份的非附屬公司詳情
The particulars of the Company's shareholdings in companies not being its subsidiaries as at the closing date of the financial year as stated below are contained in Schedule 1 of this Statement

財政年度的終結日期
Closing Date of the Financial Year

日 DD	月 MM	年 YYYY
31	12	2003

本陳述書包括 ______ 頁附表。

This Statement includes 4 **page(s) of Schedule.**

簽署 Signed : [signature]

姓名 Name : Alice Tso Mun Wai

~~董事 Director~~／秘書 Secretary *

日期 Date : 8th July, 2004
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

(註 Note 4) **提交人的資料 Presentor's Reference**

姓名 Name: CITIC Pacific Limited

地址 Address: 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

電話 Tel: --　　傳真 Fax: --

電郵地址 E-mail Address: --

檔號 Reference:

請勿填寫本欄 For Official Use

收件日期 RECEIVED
08-07-2004
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

Form AC2

公司編號 Company Number

145656

公司持有股份的非附屬公司詳情
Particulars of shareholdings in companies not being subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面値比例 Class and proportion of the nominal value of the issued shares held by the Company	
		股份類別 Class of Share	所持股份的百分率 Percentage of Shares Held (註 Note)
Air China Cargo	People's Republic of China	N/A	25%
Alto China Limited	Hong Kong	Ordinary	50%
Behringer China Limited	Hong Kong	Ordinary	50%
Cathay Pacific Airways Limited	Hong Kong	Ordinary	25.70%
Cheer First Limited	Hong Kong	Ordinary	40%
CITIC Capital Markets Holdings Limited	Hong Kong	Ordinary	50%
CITIC Guoan Co., Ltd.	People's Republic of China	N/A	50%
CITIC Tower Property Management Company Limited	Hong Kong	Ordinary	40%
Companhia de Telecomunicacoes de Macau S.A.R.L.	Macau	Ordinary	20%
CP Adaltis Hong Kong Company Limited	Hong Kong	Ordinary	50%
Danton Investment Limited	British Virgin Islands	Ordinary	40%
Dongguan DCH Oils & Fats Ltd.	People's Republic of China	N/A	37.20%
Eastern Harbour Crossing Company Limited	Hong Kong	Ordinary	50%
Ecoserve Limited	Hong Kong	Ordinary	50%
Enviropace Limited	Hong Kong	Ordinary	20%
Festival Walk Holdings Limited	Hong Kong	Ordinary	50%
Fullril Limited	Hong Kong	Ordinary	25%
Goldon Investment Limited	Hong Kong	Ordinary	40%
Green Valley Landfill, Limited	Hong Kong	Ordinary	30%
Greenfield Transfer Limited	Hong Kong	Ordinary	30%
Guangzhou – Dah Chong Joint Venture Motor Service Ltd.	People's Republic of China	N/A	40%

Form AC2

公司編號 Company Number

145656

公司持有股份的非附屬公司詳情
Particulars of shareholdings in companies not being subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company	
		股份類別 Class of Share	所持股份的百分率 Percentage of Shares Held (註 Note)
Hefei Dah Chong Motor Service Co., Ltd.	People's Republic of China	N/A	40%
Hong Kong Dragon Airlines Limited	Hong Kong	Ordinary	28.50%
Hong Kong Resort Company Limited	Hong Kong	Ordinary	50%
Hong Kong Tunnels and Highways Management Company Limited	Hong Kong	Ordinary	35%
Inner Mongolia Fengtai Electric Power Generation Company Limited	People's Republic of China	N/A	35%
Jilin Xinli Power Cogeneration Co., Ltd.	People's Republic of China	N/A	60%
Kido Profits Limited	British Virgin Islands	Ordinary	15%
Konorus Investment Limited	Hong Kong	Ordinary	15%
Nanjing Grand Hotel Supplies Co., Ltd.	People's Republic of China	N/A	60%
Pearl Delta Limited	Hong Kong	Ordinary	30%
Ruotolo Investments Limited	British Virgin Islands	Ordinary	20%
Shandong Chenming Xinli Cogeneration Co., Ltd.	People's Republic of China	N/A	49%
Shanghai Dah Chong Children's Food Factory Co., Ltd.	People's Republic of China	N/A	51%
Shanghai Shineway DCH Tyson Co., Ltd. (Formerly Shanghai DCH Shuanghui IBP Co., Ltd.)	People's Republic of China	N/A	22%
Shenzhen Dah Chong Joint Venture Motor Service Co., Ltd.	People's Republic of China	N/A	50%
Shinta Limited	Hong Kong	Ordinary	20%

公司編號 Company Number

145656

公司持有股份的非附屬公司詳情
Particulars of shareholdings in companies not being subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company	
		股份類別 Class of Share	所持股份的百分率 Percentage of Shares Held (註 Note)
Shiseido Dah Chong Hong Cosmetics Limited	Hong Kong	Ordinary	50%
Shiseido Dah Chong Hong Cosmetics (Guangzhou) Ltd.	People's Republic of China	N/A	50%
South China Transfer Limited	Hong Kong	Ordinary	30%
Sun Kong Investment Company, Limited	Hong Kong	Ordinary	40%
Superanble Company Limited	Hong Kong	Ordinary	40%
Swire Aviation Limited	Hong Kong	Ordinary	33.33%
Tianjin Dah Chong Motor Co., Ltd.	People's Republic of China	N/A	60%
Treasure Trove Limited	Hong Kong	Ordinary	50%
Way Chong Finance Limited	Hong Kong	Ordinary	50%
Western Harbour Tunnel Company Limited	Hong Kong	Ordinary	35%
Widewin Investments Limited	British Virgin Islands	Ordinary	50%
Wuxi Taihu Lake Pumped Storage Power Co., Ltd.	People's Republic of China	N/A	70%
上海泰复網絡技術有限公司	People's Republic of China	N/A	50%
上海中信亞特斯診斷試劑有限公司	People's Republic of China	N/A	50%
四川省瀘州市科泰生物技術開發有限公司	People's Republic of China	N/A	50%
內蒙古蒙華泰熱電有限責任公司	People's Republic of China	N/A	50%

公司編號 Company Number

145656

公司持有股份的非附屬公司詳情
Particulars of shareholdings in companies not being subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company	
		股份類別 Class of Share	所持股份的百分率 Percentage of Shares Held (註 Note)
北京鳳凰大昌航空設備維修有限公司	People's Republic of China	N/A	24.5%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。
The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50%, in which case it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)